Exhibit 99.3

Intellipharmaceutics Announces First Quarter 2016 Results

Toronto, Ontario April 14, 2016 – Intellipharmaceutics International Inc. (NASDAQ:IPCI; TSX:I) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three months ended February 29, 2016. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

First Quarter Key Highlights

•	Announced that pivotal bioequivalence trials for Rexista™ Oxycodone XR demonstrated bioequivalency to Oxycontin®.
•	Plan to file New Drug Application (“NDA”) for Rexista™ Oxycodone XR within three months on basis that no Phase III studies required.
•	Progress on Rexista™ Oxycodone XR continues, NDA user fee waiver request filed.
•	Secured final United States Food and Drug Administration (“FDA”) approval to market generic Keppra XR®. Commercial options under review.

Corporate Developments

  In February 2016, the Company announced that the FDA granted final approval of its Abbreviated New Drug Application (“ANDA”) for levetiracetam extended release tablets for the 500 mg and 750 mg strengths. The Company’s newly approved product is the generic equivalent of the branded product Keppra XR® sold in the United States by UCB, Inc. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. According to Symphony Health Solutions, sales in the United States for the 12 months ended February 2016 of the 500 mg and 750 mg strengths of Keppra XR® and all generic equivalents were approximately $156 million (in TRx MBS Dollars, as defined in our latest Form 20-F). The Company is actively exploring the best approach to maximize its commercial returns from the new approval.

  In January 2016, the Company announced that pivotal bioequivalence trials of the Company’s Rexista™ Oxycodone XR (abuse deterrent oxycodone hydrochloride) extended release tablets, dosed under fasted and fed conditions, had demonstrated bioequivalence to Oxycontin® (oxycodone hydrochloride) extended release tablets as manufactured and sold in the United States by Purdue Pharma LP. The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of the Company’s Rexista™ Oxycodone XR to the same strengths of Oxycontin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for Rexista™ vs. Oxycontin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%. Having now demonstrated such bioequivalence for its Rexista™ Oxycodone XR product we expect to market assuming FDA approval, the Company intends to complete the regulatory filing requirements and file an NDA for Rexista™ Oxycodone XR with the FDA within the next 3 months in accordance with the NDA 505(b)(2) regulatory pathway. The Company also applied for an NDA user fee waiver from the FDA. If granted, this waiver could reduce the full user fee amount of $1,187,100. The Company expects a response from the FDA prior to filing the NDA for Rexista™ Oxycodone XR.

There can be no assurances that we will not be required to conduct further studies for Rexista™ Oxycodone XR, that we will be successful in filing an NDA for Rexista™ Oxycodone XR in three months’ time, that the FDA will grant the full user fee waiver for Rexista™ Oxycodone XR, that our approved generic of Keppra XR® will be successfully commercialized, that we will be successful in submitting any additional ANDAs, Abbreviated New Drug Submissions (“ANDSs”) or NDAs with the FDA or similar applications with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

2016 First Quarter Financial Results

Revenue related to the Company’s license and commercialization agreement with Par Pharmaceutical, Inc. (“Par”) was $0.6 million for the three months ended February 29, 2016 versus $1.1 million for the three months ended February 28, 2015. These revenues are principally from sales of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release capsules) for the 15 and 30 mg strengths. The decrease in revenues is primarily due to increased competition and a softening of pricing conditions on our generic Focalin XR® capsules. A fifth generic competitor entered the market in the second half of 2015, resulting in increased price competition and lower market share. Based on the recent trends, we believe our market share has stabilized at approximately 33% for the combined strengths of our generic Focalin XR® capsules.

The Company recorded net loss for the three months ended February 29, 2016 of $2.1 million or $0.09 per diluted common share, compared with a net loss of $0.9 million or $0.04 per common share for the three months ended February 28, 2015. For the three months ended February 29, 2016, the net loss was attributed to lower licensing revenues and higher stock option expense as a result of certain performance based stock options that vested with the FDA approval of generic Keppra XR®. The lower revenues, as discussed above, resulted in margin compression and lower market share with the fifth generic competitor entering in the second half of 2015. Stock option expense for the three months ended February 29, 2016 and February 28, 2015 was $0.7 million and $Nil (rounded), respectively. Stock option expense is a non-cash item.

Research and development (“R&D”) expenditures in the three months ended February 29, 2016 were $1.8 million in comparison to $1.0 million in the three months ended February 28, 2015. The increase over the prior period is due to $0.7 million in expenses related to performance-based stock options which vested on FDA approval of our generic Keppra XR® in February 2016, compared to $Nil (rounded) in the comparable prior period. We also incurred higher expenses on furthering the development of our Rexista™ Oxycodone XR NDA product candidate.

Selling, general and administrative expenses were $0.8 million for the three months ended February 29, 2016 in comparison to $0.9 million for the three months ended February 28, 2015. The decrease is primarily due to lower expenses related to wages and administrative costs and lower professional fees, partially offset by an increase in marketing costs.

The Company had cash of $0.4 million as at February 29, 2016 compared to $1.8 million as at November 30, 2015. The decrease in cash during the three months ended February 29, 2016 was mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® capsules, an increase in cash flow used in operating activities related to Rexista Oxycodone XR® development work, partially offset by a decrease in purchases of production, laboratory and computer equipment and an increase in cash flows provided from financing activities which were mainly from common share sales under the Company’s at-the-market offering program. For the three months ended February 29, 2016, net cash flows provided from financing activities of $0.5 million related principally to at-the-market issuances of 193,043 of our common shares sold on NASDAQ and the exercise of 58,139 warrants, partially offset by capital lease payments.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (which have received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) specialty drug product candidates in its development pipeline. These include Rexista™ Oxycodone XR, an abuse deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical OverDose Resistance Activating System, and Regabatin™ XR pregabalin extended-release capsules. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development emphasis towards new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin™. The 505(b)(2) pathway (which relies in part upon the approving agency's findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “plans to,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “intends,” “could,” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, risks associated with cyber-security and the potential for vulnerability of the digital information of the Company or a current and/or future drug development or commercialization partner of the Company and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to the Company and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three months ended February 29, 2016 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.

Condensed unaudited interim consolidated balance sheets

As at

(Stated in U.S. dollars)

	February 29,	November 30,
	2016	2015
	$	$

Assets
Current
Cash	424,684	1,755,196
Accounts receivable, net	286,345	478,674
Investment tax credits	540,583	458,021
Prepaid expenses, sundry and other assets	298,801	229,225
	1,550,413	2,921,116

Deferred offering costs	547,139	543,745
Property and equipment, net	1,716,520	1,759,438
	3,814,072	5,224,299

Liabilities
Current
Accounts payable	2,449,093	3,027,974
Accrued liabilities	570,757	454,290
Employee costs payable	182,188	175,172
Current portion of capital lease obligations	20,741	20,460
Convertible debenture	1,485,165	1,518,429
	4,707,944	5,196,325

Capital lease obligations	10,057	15,660
Deferred revenue	150,000	150,000
	4,868,001	5,361,985

Shareholders' equity (deficiency)
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
24,495,232 common shares	22,115,155	21,481,242
(2015 - 24,244,050)
Additional paid-in capital	31,538,977	30,969,093
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(54,992,482)	(52,872,442)
	(1,053,929)	(137,686)
Contingencies
	3,814,072	5,224,299

Intellipharmaceutics International Inc.

Condensed unaudited interim consolidated statements of operations and comprehensive loss

for the three months ended February 29, 2016 and February 28, 2015

(Stated in U.S. dollars)

	2016	2015
	$	$
Revenue
Licensing	566,937	1,139,685
	566,937	1,139,685

Expenses
Research and development	1,812,608	1,018,322
Selling, general and administrative	756,428	883,955
Depreciation	92,235	84,674
	2,661,271	1,986,951

Loss from operations	(2,094,334)	(847,266)
Net foreign exchange gain	29,895	30,202
Interest income	140	-
Interest expense	(55,741)	(97,596)
Net loss and comprehensive loss	(2,120,040)	(914,660)

Net loss per common share, basic and diluted
Basic	(0.09)	(0.04)

Weighted average number of common shares outstanding
Basic	24,431,202	23,474,055

Intellipharmaceutics International Inc.

Condensed unaudited interim consolidated statements of cash flows for the three months ended February 29, 2016 and February 28, 2015

(Stated in U.S. dollars)

	2016	2015
	$	$

Net loss	(2,120,040)	(914,660)
Items not affecting cash
Depreciation	92,235	84,674
Stock-based compensation	660,109	25,512
Deferred share units	8,051	3,759
Accreted interest on convertible debt	8,831	51,306
Unrealized foreign exchange gain	(18,046)	(2,321)
Change in non-cash operating assets & liabilities
Accounts receivable	192,329	592,260
Investment tax credits	(82,562)	(56,625)
Prepaid expenses, sundry and other assets	(69,576)	109,640
Accounts payable and accrued liabilities	(455,398)	(171,092)
Deferred revenue	-	150,000
Cash flows used in operating activities	(1,784,067)	(127,547)

Financing activities
Issuance of common shares on option exercise	-	159,267
Repayment of capital lease obligations	(5,322)	(10,119)
Issuance of common shares on at-the-market financing	397,244	-
Financing cost	(11,142)	-
Proceeds from issuance of shares on exercise of warrants	122,092	-
Cash flows provided from financing activities	502,872	149,148

Investing activity
Purchase of property and equipment	(49,317)	(31,493)

Cash flows used in investing activities	(49,317)	(31,493)

Decrease in cash and cash equivalents	(1,330,512)	(9,892)
Cash, beginning of period	1,755,196	4,233,975

Cash, end of period	424,684	4,224,083

Supplemental cash flow information
Interest paid	15,277	44,353
Taxes paid	-	-

Company Contact : Intellipharmaceutics International Inc. Domenic Della Penna Chief Financial Officer 416-798-3001 ext. 106 investors@intellipharmaceutics.com
Investor Contact: ProActive Capital Kirin Smith 646-863-6519 ksmith@proactivecapital.com